EXHIBIT 99.1

Volvo Construction Equipment Continues its LB Smith Divestment

GOTEBORG, Sweden, June 07, 2004 (PRIMEZONE) -- As part of its stated intention to divest the territories and assets of its former US dealer, LB Smith, Volvo Construction Equipment, VCE, has sold its Nashville and Memphis, Tennessee, market areas to its Louisiana dealer, Scott Construction Equipment Company.

The appointment of Scott Equipment as an authorized Volvo CE dealer for this area is effective May 28, 2004. The company will serve its new market areas from current LB Smith branch facilities in Nashville and Memphis. In conjunction with this appointment, Scott Equipment has also been named the Volvo CE dealer for most of the state of Mississippi.

Volvo CE purchased the assets associated with the Volvo CE distribution business of LB Smith, Inc. -- its dealer for most of the East Coast of the United States -- in May 2003. Since then, Volvo CE has continued operations at the 31 locations under the name LB Smith to ensure that customers continue to receive high standards of product support and service. At the time of the acquisition, Volvo CE announced its intention to divest the business over time. This deal forms part of that process. In referring to the strategy behind the sale of the former LB Smith assets, Volvo CE's executive vice president for sales and marketing, Scott Hall, said, "Scott Equipment has been a successful Volvo CE dealer for several years and is a good example of our intention to find only experienced and financially strong buyers that have long-term commitments to the development of the dealerships and partnerships with Volvo CE."

"We have had strong expressions of interest in the LB Smith market areas and have spent the past few months evaluating each interested party on its commitment to invest in and develop the business," Hall concluded.

The sale of these territories to Scott Equipment is the second divestment Volvo CE has made of its LB Smith holdings in recent weeks. In late April, Volvo CE sold its Florida construction equipment distribution marketing area, with the exception of Tallahassee, to Flagler Construction Equipment, LLC, Maitland, Florida.

June 7, 2004

For further information, please contact Klas Magnusson + 32 2482 5065 or Beatrice Cardon + 32 2482 5021.

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 76,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 18 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm, London and Frankfurt and on NASDAQ in the US.

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CONTACTS:  Volvo Group
           Klas Magnusson
           +32 2482 5065

           Beatrice Cardon
           +32 2482 5021